Simpson Thacher & Bartlett LLP
2475 HANOVER STREET PALO ALTO, CA 94304
TELEPHONE: +1-650-251-5000 FACSIMILE: +1-650-251-5002
Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

VIA EDGAR                                                                                                              February 3, 2020

Re:	Acceleration Request for PPD, Inc.
Registration Statement on Form S-1 (File No. 333-235860)

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Daniel Morris

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, PPD, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on February 5, 2020, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (650) 251-5110 with any questions.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

NEW YORK    BEIJING    HONG KONG    HOUSTON    LONDON     LOS ANGELES    SÃO PAULO    TOKYO    WASHINGTON, D.C.

February 3, 2020

VIA EDGAR

Re:	PPD, Inc.
Registration Statement on Form S-1
File No. 333-235860

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PPD, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on February 5, 2020, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact William Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

[Signature Page to Acceleration Request]

Very truly yours,

PPD, INC.

By:	/s/ B. Judd Hartman
Name:	B. Judd Hartman
Title:	Executive Vice President, General Counsel and Chief Administrative Officer

February 3, 2020

VIA EDGAR

Re:	PPD, Inc.

Registration Statement on Form S-1

File No. 333-235860

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the proposed public offering of shares of common stock of PPD, Inc. (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on February 5, 2020, or as soon as possible thereafter.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 5,000 copies of the Company’s Preliminary Prospectus dated January 27, 2020 through the date hereof to underwriters, dealers, institutional investors and others.

The undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC

As Representatives of the Several Underwriters

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	J.P. Morgan Securities LLC

By:	/s/ Alejandra Fernandez
Name:	Alejandra Fernandez
Title:	Vice President

By:	Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
Name:	Kalli Dircks
Title:	Executive Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Lyla Bibi Maduri
Name:	Lyla Bibi Maduri
Title:	Managing Director

[Signature Page to Acceleration Request]